

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 31, 2016

Via E-mail
Karen L. Parkhill
Executive Vice President and
Chief Financial Officer
Medtronic plc
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

> **Re: Medtronic plc**
> **Form 10-K for the Fiscal Year Ended April 29, 2016**
> **Filed June 28, 2016**
> **Form 8-K dated August 25, 2016**
> **Filed August 25, 2016**
> **File No. 001-36820**

Dear Ms. Parkhill:

We have reviewed your October 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2016 letter.

Form 8-K Filed August 25, 2016

1.   We note your response to comment 3. While you do not describe your restructuring charges as non-recurring or in other terms that mischaracterize the frequency of these charges we note that you have incurred restructuring charges in each of the last three years. Please explain to us in detail your restructuring plans for each of the last three years and explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the Form 10-K. Please contact Julie Sherman at (202) 551-3640 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the Form 8-K.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery